Exhibit 99.1
Americas Silver Corporation Announces Results of Shareholder Meeting
TORONTO--(BUSINESS WIRE)--May 17, 2017--Americas Silver Corporation (TSX: USA) (NYSE "MKT": USAS) ("Americas Silver" or the "Company") is pleased to report that shareholders voted in favour of all items of business including the election of each of the nominees listed in its management information circular dated April 7, 2017 at its annual meeting of shareholders held on May 17, 2017. Detailed results from the election of directors are set out below.
Name	Shares Voted For	Shares Withheld
Alex Davidson	7,761,363 (93.23%)	563,296 (6.77%)
Lorie Waisberg	7,754,091 (93.15%)	570,567 (6.85%)
Alan Edwards	8,257,346 (99.19%)	67,313 (0.81%)
Peter Hawley	8,249,210 (99.09%)	75,449 (0.91%)
Bradley Kipp	8,258,512 (99.21%)	66,147 (0.79%)
Gordon Pridham	7,761,719 (93.24%)	562,940 (6.76%)
Darren Blasutti	6,032,098 (72.46%)	2,292,561 (27.54%)*

*The difference in the withhold vote here may be attributable to an incorrect recommendation by proxy advisor Institutional Shareholder Services which was subsequently reversed.
The biographies of directors and further details about the Company's corporate governance practices are available at www.americassilvercorp.com.
About Americas Silver Corporation
Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations including the San Rafael project in Sinaloa, Mexico and the Galena Complex in Idaho, USA. The Company holds an option on the San Felipe development project in Sonora, Mexico.
CONTACT:
Americas Silver Corporation
Darren Blasutti, (416) 985-8484
 President and CEO